82-4864

United Bank For Africa Plc
UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9;
:642269
'ax: 2644708
/ww.ubagroup.com
Contact: info@ubaplc.com

03045334

COMPANY SECRETARY/LEGAL SERVICES

CS/GDR/0439/2003 **December 8, 2003**

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA

SUPPL

03 DEC 22 ... 7:21

Dear Sirs,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 - 4804

In accordance with Rule 12g 3 - 2(b) of the Securities Exchange Act 1934 please find attached the following:

1. Copy of the Unaudited Balance Sheet and Profit and Loss Accounts for the half year ended 30th September, 2003 sent to the Nigerian Stock Exchange for presentation to market operators.

2. Copy of the Unaudited Balance Sheet and Profit and Loss Accounts for the half year ended 30th September, 2003 published in the daily newspapers.

3. Copy of Form CO7 – "Particulars of Directors and of any changes therein" filed with the Corporate Affairs Commission in Nigeria pursuant to Section 292(4) of the Companies and Allied Matters Act 1990.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

B. E. Okagbue

dly 1/5

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

cc: Eral Gokgol-Kline
Account Officer
The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286

03 DEC 22 7:21

8:40 a.m.

RECEIVED 11 NOV 2003 THE NIGERIAN STOCK EXCHANGE

CS/NSE/0445/2003 **November 10, 2003**

The Director - General
Nigerian Stock Exchange
2/4, Customs Street
Lagos

Dear Sir,

RE: UNAUDITED HALF YEAR RESULTS AS AT 30TH SEPTEMBER 2003

In compliance with the listing requirements of the Nigerian Stock Exchange we enclose herewith UBA's unaudited results for the half year ended 30th September, 2003.

We hereby seek your approval to publish same in the national dailies.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

B. E. Okagbue

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

cc: Mr. Henry Onyekuru
Nigerian Stock Exchange
2/4/, Customs Street
Lagos.

Received For Mr U. H. Onyekuru
11/11/03

82-4804

United Bank for Africa Plc is one of the largest commercial banks in Nigeria, with a network of 242 branches in Nigeria and two offshore branches in New York and Grand Cayman Island. A more detailed financial statement for the second quarter ended 30 September 2003 is accessible on our web-site.

Issued by United Bank for Africa Plc, a publicly quoted company incorporated in Nigeria with limited liability.
Head Office: UBA House, 57 Marina, Lagos, Nigeria. Web site: www.ubagroup.com

Our Interim Results

	GROUP		
HALF YEAR TO (Unaudited)	**30 Sept 2003**	**30 Sept 2002**	**% Change**
	N million	**N million**	
Cash & Short Term Funds	44,557	45,841	-3%
Placements & investments	70,753	53,551	32%
Loans & Advances	68,968	36,620	88%
Other Assets	11,292	27,829	-59%
Fixed Assets	5,993	5,318	13%
Total Assets	**201,563**	**169,159**	**19%**
Deposits	137,217	128,377	7%
Other Liabilities	47,460	28,063	69%
Shareholders' Funds	16,886	12,719	33%
Total Liabilities & Shareholders' Funds	**201,563**	**169,159**	**19%**
Contingent Obligations	**78,349**	**42,994**	**82%**
Gross revenues	**12,124**	**12,821**	**-5%**
Profit before tax	3,041	2,900	5%
Less: Taxation	760	845	-10%
Profit after tax	**2,281**	**2,055**	**11%**
Capital Adequacy Ratio	14.7%	15.7%	-6%
Return on assets	2.5%	2.4%	2%
Return on equity	31%	36%	-13%
Earnings per share-adjusted	N1.79	N1.61	11%

Note: Comparative figures have been reclassified in line with the current year's position.

"In a challenging period, which saw a drop in interest rates and low economic growth, our focus on efficiency, rather than mere growth in size, was effective in achieving a significant improvement in our financial performance and in the overall quality of our business."
- Chairman's Statement

Barring any material adverse developments, our efforts should translate into an enhanced performance in the financial year ending 31 March 2004.

By order of the Board

Isabella Okagbue
Company Secretary
27 October 2003

United Bank for Africa Plc
RC. 2457

UBA

www.ubagroup.com ***...the wise choice in banking***

aapn0096

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.O.7

RC:NO 2457

C Nº 0058661

COMPANIES AND ALLIED MATTERS DECREE 1990

CORPORATE AFFAIRS COMMISSION
ASSESSMENT
03 DEC 2003
ASSESSED BY
NAME
SIGN

Particulars of Directors and of any changes therein.

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
03 DEC 2003
NAME
SIGN

Pursuant to Section 292 (4)

NAME OF COMPANY	UNITED BANK FOR AFRICA PLC
	LIMITED

0245586 3/12/03 ~~N~~ 4000

Presented by: COMPANY SECRETARY / LEGAL ADVISER

Name UNITED BANK FOR AFRICA PLC

Address 57 MARINA - LAGOS

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME
DESIGNATION
SIGN

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
MR. HAKEEM BELO-OSAGIE	NONE	NIGERIAN
MALLAM ABBA KYARI, OON	NONE	NIGERIAN
MR. ARNOLD EKPE	NONE	NIGERIAN
ALHAJI ALIYU DIKKO	NONE	NIGERIAN
MR. OFFONG AMBAH	NONE	NIGERIAN
ALHAJI BELLO GARBA	NONE	NIGERIAN
ALHAJI YUNUSA K. [illegible]	NONE	NIGERIAN

RESERVED FOR BINDING

Dated the 3RD day of NOVEMBER, 2003

"Director" include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
21, IKOYI CRESCENT, IKOYI - LAGOS	CHAIRMAN, UBA PLC DIRECTOR: FIRST SECURITIES DISCOUNT HOUSE, STRIKE FORCE SECURITY LTD, OSAGIE MEDICAL CENTRE, QUADRANT ESTATE LTD, HARVARD INV. LTD, UNITED TELESYS LTD, UNITED NETWORKS MOBILE LTD	1955	NO CHANGE
8, YAHAYA IMAM ROAD, MALALI - KADUNA	VICE CHAIRMAN, UBA PLC DIRECTOR: UBA CAPITAL & TRUST LTD, UNILEVER NIG. PLC	1952	NO CHANGE
2, ONITOLO ROAD, IKOYI - LAGOS	MD/CHIEF EXECUTIVE, UBA PLC	1953	NO CHANGE
1, McGREGOR ROAD, IKOYI - LAGOS	EXECUTIVE DIRECTOR, UBA PLC	1956	NO CHANGE
98, NORMAN WILLIAMS IKOYI - LAGOS	EXECUTIVE DIRECTOR, UBA PLC	1960	NO CHANGE
PLOT 1146, SIRASS CRESCENT, WUSE II ABUJA	EXECUTIVE DIRECTOR, UBA PLC	1953	APPOINTED TO THE BOARD JANUARY 21, 2003
10, WURAOLA OJO CLOSE, IDIMU - LAGOS	EXECUTIVE DIRECTOR, UBA PLC	1944	APPOINTED TO THE BOARD JANUARY 21, 2003

RESERVED FOR BINDING

Signature: Director

B. X. Osagie Secretary

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME.............
DESIGNATION.............
SIGN.............

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.O7

RC:NO 2457

C Nº 0058662

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
03 DEC 2003
NAME........
SIGN........

Pursuant to Section 292 (4)

NAME OF COMPANY UNITED BANK FOR AFRICA PLC ~~LIMITED~~

Presented by: COMPANY SECRETARY / LEGAL ADVISER

Name UNITED BANK FOR AFRICA PLC

Address 57 MARINA - LAGOS

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME........
DESIGNATION........
SIGN........

11-11-03

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
8, ILADO CLOSE, IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: HYDROPEC ENG. SERVICES LTD, UNITED TELESYS LTD, FLOTILLA LTD	1936	NO CHANGE
39A, 22 ROAD VICTORIA GARDEN CITY LEKKI - LAGOS	DIRECTOR, UBA PLC	1936	NO CHANGE
5, BABAFEMI OSABA CRESCENT, LEKKI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: SAKHER INVESTMENTS LTD, GOLDCRUST INV. LTD, L.W. LAMBOURN NIG. LTD	1949	NO CHANGE
8, ILABERE AVENUE, IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: CREDIT ALLIANCE LTD, C&L LEASING PLC, AMC INV. LTD, ACA LTD	1956	CEASED TO BE A DIRECTOR ON JUNE 3, 2003 WHEN SWORN IN AS A SENATOR
AM 29, FAKI ROAD TUDUN WADA KADUNA	DIRECTOR: UBA PLC DIRECTOR: AMI NIGERIA LTD, ENERGO NIGERIA LTD	1941	NO CHANGE
PLOT 4, OLAWALE COLE-ONITIRI AVENUE, OFF ADMIRALTY WAY LEKKI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: TEREDOZ CONSULTING LTD	1942	NO CHANGE
81828 CLIFTON GARDEN LONDON	DIRECTOR: UBA PLC	1948	NO CHANGE

RESERVED FOR BINDING

Signature { [signature] Director
[signature] Secretary

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME..........
DESIGNATION..........
SIGN..........

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.O 7

RC NO 2457

C Nº 0058663

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
NAME
SIGN

Pursuant to Section 292 (4)

NAME OF COMPANY UNITED BANK FOR AFRICA PLC

~~LIMITED~~

Presented by: COMPANY SECRETARY ? LEGAL ADVISER

Name UNITED BANK FOR AFRICA PLC

Address 57 MARINA - LAGOS

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME
DESIGNATION
SIGN

Particulars of Directors of UNITED BANK FOR AFRICA PLC

******

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
25A, TONY EROMOSELE STR, PARKVIEW ESTATE IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: COUNTERS TRUST SECURITIES LTD, KMC INVEST. LTD, UNITED TELESYS LTD, STAR DELTA INV LTD, ASCOT PROPERTIES LTD, CLEVELAND OVERSEAS NIG. LTD.	1963	NO CHANGE
7887 BROADWAY SUITE 1001, SAN ANTONIO, TX 78209, U.S.A.	DIRECTOR: UBA PLC	1936	NO CHANGE
12 WEST 96TH STREET, NEW YORK, NY 10025 U.S.A.	DIRECTOR: UBA PLC	1935	NO CHANGE
31 PHILIPS AVENUE ROCKPORT, MA U.S.A.	DIRECTOR: UBA PLC	1946	NO CHANGE
PASSAGE LAC VOLTA - TUNIS	DIRECTOR: UBA PLC	1951	RESIGNED FROM THE BOARD - 1/8/03 APPOINTED TO THE BOARD AS ALTERNATE DIRECTOR - 7/8/2003
VIA CASSIA 531 00189 ROMA ITALY	DIRECTOR: UBA PLC	1969	APPOINTED TO THE BOARD AUGUST 7, 2003

RESERVED FOR BINDING

Signature { Director
B. x. Ouqs… Secretary

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME........
DESIGNATION........
SIGN........

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

United Bank For Africa Plc

UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700: 2642248-9:
2642269
Fax: 2644708
www.ubagroup.com

COMPANY SECRETARY/LEGAL SERVICES

CS/CAC/0423/2003 **December 2, 2003**

The Registrar - General
Corporate Affairs Commission
Garki, Area II
Federal Capital Territory
Abuja

Dear Sir,

RE: CHANGES IN THE BOARD OF DIRECTORS
UNITED BANK FOR AFRICA PLC

Find enclosed for your necessary action the following documents:

[a] A certified true copy of the Board resolution appointing Messrs Ojo and Garba to the Board as Executive Directors.

[b] Copy of the relevant AGM extract.

{c] Letters of Acceptance of Appointment by Messrs Ojo and Garba.

[d] A certified true copy of the Board resolution appointing Mr. Alessandro Deodato to the Board of Directors and appointing Mr. Paolo Di Martino as his alternate on the Board.

[e] Leters from Banca Nazionale del Lavoro and Monte dei Paschi Di Siena appointing Mr. Alessandro Deodato to the Board of Directors and appointing Mr. Paolo Di Martino as his alternate on the Board.

[f] Letter of Resignation from the Board by Mr. Paolo Di Martino.

[g] Copies of the letters from CBN dated April 17, 2003 and October 27, 2003 respectively approving the appointments of the said directors.

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME: [illegible]
DESIGNATION ....
SIGN ....

RC: 2457

[h] Form CO 7 reflecting the changes in the Bank's Board of Directors.

Thank you for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY/LEGAL ADVISER

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED COPY
NAME
SIGN

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME
DESIGNATION
SIGN

CONFIDENTIAL

MINUTES OF THE 42ND ANNUAL GENERAL MEETING OF UNITED BANK FOR AFRICA PLC HELD AT THE NICON HILTON HOTEL, ABUJA ON FRIDAY AUGUST 8, 2003

EXTRACT

PRESENT

MR. HAKEEM BELO-OSAGIE	-	CHAIRMAN
MALLAM ABBA KYARI, OON	-	VICE CHAIRMAN
MR. ARNOLD EKPE	-	CHIEF EXECUTIVE OFFICER
ALHAJI ALIYU DIKKO	-	EXECUTIVE DIRECTOR
MR. OFFONG AMBAH	-	EXECUTIVE DIRECTOR
ALHAJI YUNUSA OJO	-	EXECUTIVE DIRECTOR
ALHAJI BELLO GARBA	-	EXECUTIVE DIRECTOR
DR. T. ASUQUO JOHN	-	DIRECTOR
IGWE ALEX NWOKEDI, OON	-	DIRECTOR
MR. KAYODE SOFOLA, SAN	-	DIRECTOR
ALHAJI MUSTAPHA ABDULKADIR	-	DIRECTOR
MR. VICTOR ODOZI	-	DIRECTOR
MR. JUNAID DIKKO	-	DIRECTOR
MR. WILLY KROEGER	-	DIRECTOR
DR. KHALID A. T. AL-MANSOUR	-	DIRECTOR
PROF. JEAN HERSKOVITS	-	DIRECTOR
MR. WILLIAM E. JAMES	-	DIRECTOR

APOLOGIES

MR. ALESSANDRO DEODATO	-	DIRECTOR

ORDINARY SHAREHOLDERS	-	307
PROXIES	-	8

TOTAL	=	315

IN ATTENDANCE

PROF. ISABELLA OKAGBUE	-	COMPANY SECRETARY / LEGAL ADVISER	
MR. EMMANUEL IKAZOBOH	-	AKINTOLA WILLIAMS, DELOITTE & TOUCHE)	
MR. VICTOR HAMMOND	-	" " "	} AUDITORS
MR. INNOCENT ISICHIE	-	" " "	}
MRS. ADEYALA JOHN	-	NIGERIAN STOCK EXCHANGE	
ALHAJI L. S. STORES	-	SECURITIES & EXCHANGE COMMISSION	
MR. TARFA MAKYUR	-	" " "	
MR. INYANG EKWO	-	CORPORATE AFFAIRS COMMISSION	
MR. D. L. OKWOSA	-	CENTRAL BANK OF NIGERIA	
MR. S. SEUIDU	-	" " "	
MR. BEN NWAROH	-	MD, UBA SECURITIES SERVICES LTD (REGISTRAR)	

9. **ELECTION OF DIRECTORS**

The Chairman informed members that under Article 101 of the Articles of Association, at each Annual General meeting one-third of the Directors were required to retire from office. The following Directors were accordingly retiring by rotation and offering themselves for re-election:

Dr. T. Asuquo John
Igwe Alex Nwokedi
Dr. Khalid Al-Mansour
Alhaji Aliyu Dikko
Mr. Junaid Dikko

The Chairman also informed members that since the last Annual General Meeting the following persons had been appointed Directors:

Alhaji Yunusa Ojo
Alhaji Bello Garba

In accordance with Article 76 of the Bank's Articles of Association they would both retire and being eligible offer themselves for election.

The Chairman informed members that no valid nomination for the post of Director had been received. He proposed:

That the election of all retiring Directors offering themselves for election or re-election by a single resolution be and is hereby approved.

Mr. Maului Abdur Rasheed Sanni seconded the motion.
The motion was put to the meeting and upon a show of hands, was carried unanimously.

The Chairman then proposed:

That the retiring directors be and are hereby elected or re-elected Directors of the Bank.

Elder G. Akpore seconded the motion.

The motion was then put to the meeting and upon a show of hands was carried unanimously.

CERTIFIED TRUE COPY

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

APPROVED

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Tuesday January 21, 2003 at Lagos, it was resolved:

[a] That Yunusa K. Ojo be and is hereby appointed to the Board of Directors subject to the approval of the Central Bank of Nigeria.

[b] That Yunusa K. Ojo be and is hereby appointed Executive Director subject to the approval of the Central Bank of Nigeria.

[c] That Bello Garba be and is hereby appointed to the Board of Directors subject to the approval of the Central Bank of Nigeria.

[d] That Bello Garba be and is hereby appointed Executive Director subject to the approval of the Central Bank of Nigeria.

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME..........
DESIGNATION..........
SIGN ....

Dated this 18th day of FEBRUARY 2003.

DIRECTOR

COMPANY SECRETARY

CERTIFIED TRUE COPY

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED ACT 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Thursday August 7, 2003 at Abuja, it was resolved:

[a] That Mr. Alessandro Deodato be and is hereby appointed to the Board of Directors subject to the approval of Central Bank of Nigeria.

[b] That Mr. Paolo di Martino be and is hereby approved as the alternate to Mr. Alessandro Deodato.

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
NAME.........
SIGN.........

Dated this 4th day of SEPTEMBER 2003.

DIRECTOR

B. X. Oral

COMPANY SECRETARY

CERTIFIED TRUE COPY

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME.........
DESIGNATION.........
SIGN.........

THE CHAIRMAN
BOARD OF DIRECTORS
UNITED BANK FOR AFRICA PLC
57, MARINA
LAGOS

Monday, February 03, 2003

Dear Sir,

ACCEPTANCE OF APPOINTMENT AS A DIRECTOR OF UBA PLC

I refer to your letter appointing me as a member of the Board of Directors of UBA Plc and hereby wish to formally signify my acceptance of the appointment.

I want to assure you as usual that I shall always endeavour to give my best in the services of the Bank and discharge to the best of my ability the responsibilities attached to the appointment.

Thank you and Best regards.

BELLO GARBA.

APPROVED ...
NAME ...
SIGN ...

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME...
DESIGNATION...
SIGN ...

C/o Transaction Bank Group,
Head Office.

2nd June, 2003

REF: TBG/YKO/26/11/03.

Thro: The Company Secretary,
To : The Chairman, Board of Directors,
UBA Plc,
57, Marina,
Lagos.

Dear Sir,

SUBJECT: <u>LETTER OF ACCEPTANCE.</u>

I refer to HCM letter of 23rd May, 2003 and hereby confirm my acceptance of the offer of appointment as an Executive Director, United Bank for Africa Plc.

I am indeed grateful for this unique opportunity, and promise to continue to serve and work towards the progress of the Bank.

Yours faithfully,

Y.K.OJO

COMMISSION
NAME........
SIGN........

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME........
DESIGNATION........
SIGN........

BNL

Banca Nazionale del Lavoro
Gruppo BNL

DIREZIONE GENERALE
DIREZIONE PARTECIPAZIONI
Servizio Amministrazione Partecipazioni

Roma, 25th, July 2003

United Bank for Africa Plc
Head Office: Company Ssecretary
57 Marina – P.O. Box 2406
LAGOS
NIGERIA
kind attention of Prof. Isabella Okagbue

RECEIVED 05 AUG 2003 UBA PLC Legal Services Div. 57 Marina (13th Flr) Lagos

c.c. **Banca Monte dei Paschi di Siena**
Servizio Partecipazioni
Via Rinaldo Franci, 20
53100 SIENA
kind attention of Mr. Filippo Matteu

ALREADY FAXED TO NR. 0023 41 2644708

Dear Prof. Isabella Okagbue

RE: 42nd ANNUAL GENERAL MEETING (AGM) - AUGUST 8, 2003
Election/re-election of Director

CORPORATE AFFAIRS COMMISSION CERTIFIED TRUE COPY 03 DEC 2003 NAME ... DESIGNATION ... SIGN ...

Referring to third point of the agenda of the AGM, we are pleased to inform you that we, Banca Nazionale del Lavoro S.p.A. have designated Mr. Alessandro Deodato as our representative to be appointed Director in the Board of United Bank For Africa Plc, for the 2003/2005 period by the 42nd Annual General Meeting to be held on August 8, 2003.

We know that our partner, Banca Monte dei Paschi di Siena S.p.A. has designated Mr. Paolo Annibale Di Martino as "Permanent Alternate" of Mr. Deodato.

Please find herewith enclosed the proxy form duly signed by the Managing Director of BNL Spa, Mr. M: Girotti.

Waiting for the minutes of the above mentioned Meeting we remain

Yours faithfully

BANCA NAZIONALE DEL LAVORO S.P.A.
Head Office

CORPORATE AFFAIRS COMMISSION VERIFICATION APPROVED BY ... DEC 2003 NAME ... SIGN ...

Enc.
PARTEST\corrispondenza\

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472

Siena, 4 settembre 2003

Ufficio Partecipazioni
☎ 00 39 0577 294282 – 296024 - 294002
Fax 00 39 0577 294786

UNITED BANK FOR AFRICA PLC
The Company Secretary, Legal Adviser
UBA House, 57 Marina
P.O. Box 2406
LAGOS (Nigeria)

- to the kind attention of Prof. Isabella Okagbue-

RECEIVED 04 SEP 2003 UBA PLC Legal Services Div. 57, Marina (18th Flr) Lagos

Re: Appointment of Mr. Paolo DI MARTINO as Alternate Director

Dear Professor Okagbue,

We Banca Monte dei Paschi di Siena S.p.A. hereby designate Mr. Paolo DI MARTINO as our representative to be appointed as an alternate Director to Mr. Alessandro Deodato of Banca Nazionale del Lavoro S.p.A. on the Board of United Bank for Africa Plc for a period of two years effective August 2003.

Yours sincerely,

BANCA MONTE DEI PASCHI DI SIENA S.P.A.
HEAD OFFICE

CORPORATE AFFAIRS COMMISSION VERIFICATION APPROVED BY ...
NAME ...
SIGN ...

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME ...
DESIGNATION ...
SIGN ...

MONTE DEI PASCHI DI SIENA
BANQUE FONDÉE EN 1472

Tunisia, August 25. 2003

RECEIVED
25 AUG 2003
UBA PLC
Legal Services Div.
57, Marina (18th Flr)
Lagos

UNITED BANK OF AFRICA
UBA HOUSE –57 Marina PO BOX 2406
LAGOS - NIGERIA

For the attention of the Chairman, Mr Hakim Belo Osagie

Dear Sir,

RE: LETTER OF RESIGNATION

With the present communication, I hereby, resign from my position as permanent member of the UBA Board of Directors, effective from 1st August 03.

It has been a great pleasure working with you and all your personnel.

Yours faithfully.

Banca Monte dei Paschi di Siena
Head Office of Tunisia
THE REPRESENTATIVE
PAOLO ANNIBALE DI MARTINO

Paolo Annibale Di Martino

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED
NAME.........
SIGN.........

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME.........
DESIGNATION.........
SIGN.........

CENTRAL BANK OF NIGERIA
Zaria Street
Off Samuel Ladoke Akintola Boulevard
P. M. B. 0187
Garki, Abuja

www.cenbank.org

Tel: 3145318
Fax: 2345325

17 April 2003

BSD/G1.T3/UBA/VOL.3/52

RECEIVED
29 APR 2003
U B A PLC
Legal Services Div.
57 Marina (16th Flr)
Lagos

The Managing Director
United Bank for Africa Plc
57 Marina
Lagos.

Dear Sir,

RE: APPOINTMENT TO THE BOARD

We refer to your letter dated 18th February 2002 on the above subject and write to convey the CBN approval for the appointments of Mr Yunusa K. Ojo as Executive Director (Substantive) and Mr Bello Garba as Acting Executive Director for two years.

We attach herewith the Code of Conduct and Personal History Statement Forms for completion by the appointees and return to the Director of Banking Supervision Department, CBN Abuja.

Yours Faithfully,

U. J. UDOH
for: DIRECTOR OF BANKING SUPERVISION
cubaappointment

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME.......
DESIGNATION.......
SIGN.......

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED
NAME.......
SIGN.......

B. Okagbue

CENTRAL BANK OF NIGERIA
Zaria Street
Off Samuel Ladoke Akintola Boulevard
P. M. B. 0187
Garki, Abuja
www.cenbank.org

Tel: 3145318
Fax: 2345325

27th October 2003

RECEIVED 30 OCT 2003 OFFICE OF THE M.D. & C.E. UBA PLC

BSD/G1.T3/UBA/VOL.4/38

The Managing Director
United Bank for Africa Plc
57 Marina
P. O. Box 2406
Lagos

Dear Sir,

RE: APPOINTMENTS TO THE BOARD

We refer to your letter ref UBA/CBN/0368/2003 dated 4th September 2003 on the above subject and write to inform you that the CBN has no objection to the appointment of Mr. Alessandro Deodata and Mr. Paola Di Martino as Director and Alternate Director of your bank.

You are therefore required to update your form CO7 and forward a copy to CBN for the records.

Two copies of Code of Conduct Forms are also attached for completion by the two directors.

Yours faithfully

U. J. UDOH
For: DIRECTOR OF BANKING SUPERVISION

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME..........
DESIGNATION..........
SIGN..........